                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    under the Securities Exchange Act of 1934

                                 Amendment No. 2

                             UNITED MAGAZINE COMPANY
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title and Class of Securities)


                                   17499303-0
                                 (Cusip Number)



                             Ruth Hunter Smith, Esq.
                                 5131 Post Road
                               Dublin, Ohio 43017
                                 (614) 792-0777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With copies to:

                              Robert K. Rupp, Esq.
                              Baker & Hostetler LLP
                        65 East State Street, Suite 2100
                              Columbus, Ohio 43215
                                 (614) 228-1541



                                September 3, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

     Check the following box if a fee is being paid with this Schedule: / /

                              CUSIP No. 17499303-0

(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                      Ohio Periodical Distributors, Inc.
         Above Persons                                         31-0733891
--------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)     X
         Member of a Group (see                              -------------------------------------------------------------
         instructions)                                         (b)
--------------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  Ohio
--------------------------------------------------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 5,000,000
by Each Reporting             --------------------------------------------------------------------------------------------
Person With                     (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            5,000,000
                              --------------------------------------------------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        5,000,000
--------------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (see instructions)
--------------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    18.7%
--------------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         CO

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

                              CUSIP No. 17499303-0

(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                      Ronald E. Scherer                   ###-##-####
         Above Persons
--------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)     X
         Member of a Group (see                              -------------------------------------------------------------
         instructions)                                         (b)
--------------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 5,456,000
by Each Reporting             --------------------------------------------------------------------------------------------
Person With                     (8)      Shared Vot-
                                         ing Power             5,000,000
                              --------------------------------------------------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            5,456,000
                              --------------------------------------------------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        10,456,000
--------------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (see instructions)
--------------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    39.0%
--------------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

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

                              CUSIP No. 17499303-0

(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                      R. David Thomas                     ###-##-####
         Above Persons
--------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)     X
         Member of a Group (see                              -------------------------------------------------------------
         instructions)                                         (b)
--------------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 3,000,000
by Each Reporting             --------------------------------------------------------------------------------------------
Person With                     (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            3,000,000
                              --------------------------------------------------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        3,000,000
--------------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (see instructions)
--------------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    11.2%
--------------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

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

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         The initial Schedule 13D and the first amendment thereto were filed to report the formation of a group for voting purposes among Ronald E. Scherer, R. David Thomas and Ohio Periodical Distributors, Inc. This group had entered into a voting agreement to vote their common shares of United Magazine Company (the "Company") in favor of certain acquisitions proposed in the Company's proxy statement filed August 11, 1997, and in favor of a reverse stock split of the Company's shares. The shareholder meeting at which such votes were taken was held on September 3, 1997, and the shares were voted in accordance with the agreement. As a result, the agreement has been fully performed and the group formed for voting purposes was thereby dissolved. Pursuant to Rule 13d-5, this constitutes a disposition of securities by the group, and the purpose of this amendment is to report such disposition and the termination of this group.

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

                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 1997


/s/ R. David Thomas                     /s/ Ronald E. Scherer
-----------------------------------     --------------------------------------
       R. DAVID THOMAS                         RONALD E. SCHERER


                                        OHIO PERIODICAL DISTRIBUTORS, INC.

                                        By /s/ Ronald E. Scherer
                                           -----------------------------------
                                                  Ronald E. Scherer, President

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